Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

*** *** ***

The following is a slide presentation used at investor meetings on November 16, 2005.

Creating a Late-Stage Company Focused on Pain Management and Inflammation November 16, 2005 Prescott Group Capital Management

FORWARD LOOKING STATEMENTS
This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as
"expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will,"
"could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include, without limitation, forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals;
whether certain market segments grow as anticipated; the competitive environment in the biotechnology industry; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form10-Q.
Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

FORWARD LOOKING STATEMENTS (2)
Additional Information and Where to Find It
Corgentech Inc. has filed a registration statement on Form S-4, and Corgentech and AlgoRx
Pharmaceuticals, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC's web site
at www.sec.gov. In
addition, investors
and security holders may obtain free copies of the documents filed with the SEC by contacting
Corgentech Investor Relations at the email
address: investors@corgentech.com.
Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech's proxy statement for its 2005
Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at
Corgentech as described above.

OVERVIEW

PREVALANCE OF PAIN IN
SEVEN MAJOR COUNTRIES
Prevalence of post-operative pain  75,068,000
Prevalence of back pain 208,996,000
Prevalence of HIV and AIDS pain 847,000
Prevalence of diabetic neuropathy pain 13,243,000
Prevalence of osteoarthritic pain 46,610,000
Source: Datamonitor
Above indications are all targets of Corgentech pipeline
PATIENT NUMBERS

SHORTCOMINGS OF CURRENT
TREATMENTS FOR PAIN
Slow onset of action
Insufficient efficacy
Occurrence of side effects
Need for frequent dosing
Lack of site specificity
Potential to cause physical
dependence

CREATING LATE-STAGE COMPANY
Four product development programs focused on significant
clinical problems with attractive market potential
–
Each drug has unique mechanism of action
offering risk diversification
–
Each drug has potential for approval in multiple indications
–
Each drug can be commercialized with specialty sales force
–
All discovery and development programs 100% owned
Phase 3 program ALGRX 3268 for the treatment of venipuncture
– Statistically significantly less pain in two Phase 3 trials
–
Expect to file NDA in 2006
–
Expect product approval in 2007
Development and commercial expertise in critical areas
– Marketing, commercialization, regulatory affairs, manufacturing and clinical trials management
Financial strength and flexibility

PRODUCT PIPELINE
PRECLINICAL PHASE 1 PHASE 2 PHASE 3
ALGRX 3268
ALGRX 4975 *
ALGRX 1207 *
Pre-procedural analgesia
(003)
Pre-procedural analgesia
(004)
Post-surgical pain
Morton’s neuroma
Tendonitis
Cutaneous neuropathic pain
NF-KB Decoy *
Atopic dermatitis (eczema)
* Does not reflect comprehensive list of trials currently underway
CTD

DELIVERING ON OUR PROMISES
File IND for Phase 1 Trial of ALGRX 1207 for
Pain Relief
Report Clinical Data from Phase 1/2 Trial of
Avrina™
(NF-KB
Decoy) for Eczema
Report Clinical Data from Second Phase 3
Trial of ALGRX 3268
Report Clinical Data from Phase 2 Trial of
ALGRX 4975 for Morton’s Neuroma
Report Clinical Data from First Phase 3 Trial of
ALGRX 3268

BENEFITS OF MERGING
All drugs have
different mechanisms
All DNA-based
drugs
Risk Diversification
2007 Est. 2009-2010 Time to First Approval
Combined
Company
Corgentech
Standalone
Attribute
Next most advanced
product
Most advanced product
Number of drugs in clinic
or soon to enter clinic
Completed multiple
successful Phase 2
trials
Preclinical
Completed two
successful Phase 3
trials
Phase 1/2
4 1

COMPARABLE PHASE 2/3 PEER
COMPANIES
Nuvelo, Inc. $348 mm
Pain Therapeutics $367 mm
Renovis, Inc. $366 mm
Rigel Pharmaceuticals, Inc. $534 mm
Telik, Inc.  $881 mm
Threshold Pharmaceuticals, Inc. $364 mm
Corgentech Inc.*
$200 mm
MARKET CAPITALIZATION
* Assumes market has incorporated merger into current share price

SEASONED BOARD AND
MANAGEMENT
Board
– Richard
Brewer,
former CEO of Scios,
former President of HeartPort, former
SVP at Genentech
– Dr. Charles
Cohen,
VP at Advent,
former CEO of Cellzome, founder &
former CEO of Creative BioMolecules
– Thomas
Colligan,
former vice chairman
of PricewaterhouseCoopers
– Carter
Eckert,
former CEO of Impath,
former President of Knoll, former CEO of
Boots
– Dr. Rodney
Ferguson,
Managing
Partner at JP Morgan, former Sr. Dir. of
Bus. Dev. at Genentech
– John McLaughlin
– Dr. Arnold
Oronsky,
General Partner at
InterWest, former Vice President for
Discovery Research at Lederle, former
head of Inflammation, Allergy, and
Immunology Research at Ciba-Geigy
– Dr. Michael
Powell,
Managing Director
of Sofinnova, former Group Leader at
Genentech
– Dr. Robert
Zerbe,
CEO of QuatRx,
former Senior VP of Worldwide Clinical
Research and Development at Parke-
Davis
Management
– CEO, John
McLaughlin,
founder of
Eyetech, former President of Tularik,
former EVP of Genentech
– President, James
Huang,
former VP of
Bus. Dev. & Comm Ops., Product Dir. of
diabetes at SmithKline Beecham,
positions in product planning and S&M at
Bristol-Myers Squibb
– CFO, Richard Powers, former EVP of
Eclipse/CardioGenesis, former CFO of
Syntex
– VP Development, Ronald Burch,
founder & former CEO of AlgoRx, former
VP at Purdue Pharma, former Dir. of
Pharmacology at Zeneca, former
Director, Immunology and Bone
Metabolism at Rhone Poulenc Rorer
– VP Manufacturing, Jack Regan, former
Sr. Dir. of Manufacturing at Genentech

ALGRX 3268

ALGRX 3268-
TOPICAL LOCAL ANESTHESIA
Key desirable product attributes
– Sterile, pre-filled,
needle-free
disposable delivery system
(Powderject
®
)
– Rapid onset of action
Within 1 minute
with duration of about 10 minutes
– No vasoconstriction with good dermal tolerability
– Ease of use with no dressings
Indication
– Reduction of pain associated with
venipunctures and intravenous line
placements
Two Phase 3 trials required
for approval

POSITIVE RESULTS FROM TWO
PHASE 3 TRIALS
Primary endpoint
achieved (p=0.007)
– Statistically significantly
less pain on needle
insertion in treated group
compared to placebo
group assessed using
FACES rating scale
574 pediatric (ages 3-18)
patients at six U.S. clinical
trial sites
– ALGRX 3268 group =
289 patients
– Placebo = 285 patients
Safety
– Well tolerated
Primary endpoint
achieved (p=0.002)
– Statistically significantly
less pain on needle
insertion in treated group
compared to placebo
group assessed using
FACES rating scale
535 pediatric (ages 3-18)
patients at nine U.S.
clinical trial sites
– ALGRX 3268 group =
269 patients
– Placebo = 266 patients
Safety
– Well tolerated

-30
-20
-10
0
10
1 3 5
Time after administration, minutes
ALGRX 3268
ALGRX 3268 has an onset within one minute, whereas EMLA is
labeled for a pretreatment period of at least one hour
Rapid Onset of Action Critical to Adoption of Product
ALGRX 3268
Data from Phase 1 trial in 272 adults
EMLA
Package Insert for EMLA
-30
-20
-10
0
10
3 60
Time after administration, minutes

[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Protocol Age Group Phase
Total
Patients Primary Endpoint Status
Antecubital Fossa Adults 1 272 Safety and Efficacy
Primary Endpoint
Achieved
Back of Hand Adults 1 183 Safety and Efficacy
Primary Endpoint
Achieved
Pharmacokinetics Adults 1 38
Evaluate Circulating
Lidocaine
Primary Endpoint
Achieved
Antecubital Fossa Children 2 195 Safety and Efficacy
Primary Endpoint
Achieved
Back of Hand Children 2 145 Safety and Efficacy
Primary Endpoint
Achieved
Back of Hand Children 2 306 Safety and Efficacy
Primary Endpoint
Achieved
Antecubital Fossa
and Back of Hand
Children 3 574 Safety and Efficacy
Primary Endpoint
Achieved
Antecubital Fossa
and Back of Hand
Children 3 535 Safety and Efficacy
Primary Endpoint
Achieved
ALGRX 3268 DEVELOPMENT
2,248

18 PROJECTED TIMELINE FOR ALGRX 3268 Registration – File NDA in 2006 – Product approval in 2007 Regulatory – Reviewed as a drug by the FDA Analgesics and Acute Care Division

COMMERCIAL OPPORTUNITIES FOR ALGRX 3268

ALGRX 3268: VENIPUNCTURE
MARKETS
Pediatric in-hospital procedures  18,000,000
Adult in-hospital emergency room visits 89,000,000
Hemodialysis patient visits  46,800,000
PROCEDURE NUMBERS
Additional Target Market Includes the 66,000
Physician’s Offices, Clinical Labs and Blood Donation
Centers in the U.S.

PEDIATRIC IN-HOSPITAL MARKET
Target market
–
Only 2.1MM
out of
18MM
venipuncture procedures in
children’s hospitals and large academic institutions
utilize a topical local anesthetic today
Low utilization of topical local anesthetics
(12%
of
pediatric procedures) due to:
– slow onset of action
– lack of promotion of currently available drugs
Faster onset of action, needleless injection and
promotion will allow significant penetration and
growth into target market of 18MM pediatric
procedures

ALGRX 3268-
DRUG CLASS COMPARISON
37% blanching,
30% erythema
Minimal erythema Adverse
Reactions
1-2 hours after
removal
10-15 minutes Duration
60 minutes
to several hours
1 minute Onset of Action
Messy and requires
covering
Minimal
Preparation
Ease of Use
+++ +++ Efficacy
EMLA ALGRX 3268

ALGRX 3268:
POTENTIAL PEDIATRIC MARKET
$60mm - $80mm 5mm
$12 - $16*
$72mm - $96mm 6mm $12 - $16*
$48mm - $64mm 4mm
$12 - $16*
$36mm - $48mm 3mm $12 - $16*
$24mm - $32mm 2mm $12 - $16*
POTENTIAL SALES
POTENTIAL ANNUAL
PROCEDURES
STRAWMAN UNIT
PRICE
* Price for ALGRX 3268 has not yet been established.  $12 - $16 represents cost of EMLA
($8.34 in 2004) plus a 50% - 100% premium
Superior Product Profile + Promotional Efforts = Market Penetration and Market Growth

Physician Offices, Clinical Labs, Blood Donation Centers
Hemodialysis Centers
In-hospital Adult (ER)

24 ALGRX 3268: PHASED MARKETING APPROACH In-hospital Pediatric 18M

ALGRX 4975

Normal nerve endings
in knee joint.
Loss of C fiber nociceptors.

ALGRX 4975 – VR1 ANESTHETIC
Administered locally at the
site of pain
Single administration may
provide analgesia for
weeks to months
Non-opioid based
Only reduces long-term
noxious pain associated
with C-neurons
Does not affect other
nerve fibers important for
motor skills
Capsaicin Overview
Blocks noxious pain with long duration
Activates the VR1 channel;
expressed by pain receptor C-fibers

ALGRX 4975 DEVELOPMENT
Protocol Phase
Total
Patients Primary Endpoint Status
Postsurgical Pain
Bunion Removal Surgery
2 40 Time to Rescue Medication
72-hour Endpoint Achieved
Bunion Removal Surgery
2 182 Magnitude of Pain Relief 24 and 72- hour Endpoints
Achieved
Hernia Repair
2 48 Magnitude and Duration of Pain Relief Ongoing
Total Knee Replacement
2 60 Dosing Study Ongoing
Cholecystectomy
2 40 Magnitude of Pain Relief Ongoing
Neuropathic Pain
Morton's Neuroma
2 60 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint;
Ongoing
Musculoskeletal Pain
End-Stage Osteoarthritis
1 16 Safety
Primary Endpoint Achieved
End-Stage Osteoarthritis
2 12 Magnitude and Duration of Pain Relief
Primary Endpoint Achieved
Osteoarthritis of the Knee
2 52 Magnitude and Duration of Pain Relief Primary Endpoint Missed
Tendonitis
2 40 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint;
Ongoing

ALGRX 4975: PROOF OF CONCEPT
ESTABLISHED
TARGET
MARKETS
MODEL FOR STUDY
Delay progression
to surgery
Musculoskeletal
Pain
Tendonitis /
Osteoarthritis
Complex Regional
Pain Syndrome
(CRPS)
Local Neuropathic
Pain
Morton’s
Neuroma
Joint Replacement
Post-Surgical
Pain
Bunionectomy

Digital Nerve
Morton's Neuroma
Tibial Nerve
Plantar Nerve

MORTON’S NEUROMA
Type of localized post-
trauma neuropathic pain
Painful foot condition that
typically occurs as a result
of:
– Running
– Wearing high narrow shoes
– Excessive standing
Neuroma (thickened nerve tissue)
– Forms as a result of injury to one of the nerves that leads to the toes
– Leads to numbness and pain that can make walking unbearable
Orthotics and oral analgesics have limited effectiveness over time
Invasive treatments are often employed
– Local corticosteroid injections to reduce swelling (poorly tolerated)
– Local alcohol injections to kill the nerve which leads to permanent numbness
– Surgical intervention to remove the nerve which leads to permanent numbness

PHASE 2 RESULTS:
MORTON’S NEUROMA
Objectives
– Confirm efficacy, safety and tolerability of ALGRX 4975 vs. placebo administered by single injection into neuroma
Design and population
– U.S. randomized, double-blind, placebo-controlled
– 58 subjects of either gender at two U.S. clinical trial sites
ALGRX 4975 group = 30 patients, placebo group = 28 patients
Primary endpoint achieved (p=0.0188)
– Statistically significant pain reduction in Morton’s neuroma four weeks after single injection of ALGRX 4975
– 63% pain reduction vs. 38% pain reduction in patients receiving
ALGRX 4975 vs. placebo
Safety
– Well tolerated

COMMERCIAL OPPORTUNITIES FOR ALGRX 4975

ALGRX 4975: U.S. POST-SURGICAL
AND NEUROPATHIC PAIN MARKETS
POST-SURGICAL PAIN
Bunionectomy 709,000
Cholecystectomy 1,230,000
Total knee replacement  412,000
Total hip replacement 346,000
Hernia repair 825,000
Hysterectomy 789,090
LOCAL NEUROPATHIC PAIN
1,269,000
TOTAL 5,580,090
PROCEDURE NUMBERS

POST-OP PAIN DRUG COMPARISON
Hours Weeks
Duration
Rapid Rapid
Onset of
action
Respiratory depression,
nausea, vomiting, ileus
Cannot inject near
large nerves
Safety
Frequent Single application
Dosing
+++ +++
Efficacy
Opioids ALGRX 4975

ALGRX 4975: POST-OPERATIVE
PAIN MARKET
U.S. post-operative pain market:  $1.7
billion
Virtually all patients experience some level
of pain post operatively
Pain in hospital associated with increased
length of stay, longer recovery times,
poorer patient outcomes

POST-TRAUMA NEUROPATHIC
PAIN: BACKGROUND
Approximately 1.2 million Americans suffer from a
localized form of neuropathic pain resulting from trauma or
surgery
– Pain lasting months and often severe and debilitating
Occurs following 10% of general and 30% of orthopedic
surgeries
– Most commonly associated general surgeries:
Hernia repairs
Colon resections
Laparotomy
Breast surgery
– Most commonly associated orthopedic surgeries:
Total knee or joint replacement
Rotator cuff surgery
Ankle fusion
Long bone fracture
Back/spine surgery, laminectomy

ALGRX 4975: NEUROPATHIC
PAIN MARKET
No drugs indicated for Morton’s neuroma or
other post trauma neuropathic pain
syndromes
– Off label usage of Neurontin, Lidoderms,
antidepressants and opioids
U.S. neuropathic pain market: $1.9 billion
Despite concomitant treatment with several
drugs with different mechanisms, existing
treatments yield some improvement in only
50% of patients
– All associated with significant side effects
If drug treatment fails, neurolysis (alcohol,
phenol) or sympathectomy performed

37 ALGRX 4975: BLOCKBUSTER POTENTIAL Significant unmet medical need Attractive product profile Large surgical volume Small target audience Specialized sales forces

AVRINA™ (NF-KB DECOY) FOR ECZEMA

COMMON, CHRONIC PROBLEM
Eczema (Atopic
Dermatitis)
–
Red, cracked, and unbearably
itchy skin caused by excess
inflammation in the skin
–
Makes the person more
susceptible to infection
90% of people with AD
have staph bacteria on their
skin compared to <5% of
people without AD
–
Affects about 15 million
people in  the United States
Affects about 10-20% of
infants
–
Very common in all parts of
the world

ATTRACTIVE INDICATION
Unmet medical need
– Existing therapies are not satisfactory (steroid and calcineurin inhibitors)
– Safety issues with long-term application of steroids, especially in children, and black box warning for cancer risk on
calcineurin inhibitors
Strong preclinical data showing effective treatment for
eczema
Two Phase 1/2 trials underway in 75 U.S. patients and
120 ex-U.S. patients testing different doses and dosing
schedules
– U.S. Phase1/2 trial fully enrolled
– Data expected in 1Q06

41 LACK OF REBOUND WITH NF-KB DECOY Start Daily Treatment Stop Treatment Placebo NF-KB Decoy Betamethasone Days 20 30 40 50 60 70 80 0 7 14 21 28 35 42 49

DRUG COMPARISON
None Limits use None
Skin-thinning
++ +++ +++
Onset of
action
Black box warning for
cancer risk
May cause significant
side effects
Limited
Systemic
exposure
Frequent
Once/twice a day
Short-term
+++
Steroids
Occasional None
Rebound
Twice a day
Short-term/ intermittent
long-term
Once a day or
less
Dosing
++ +++
Efficacy
Calcineurin Inhibitors NF- B Decoy
Topical
Agents

COMMERCIAL OPPORTUNITY
Total Dollars
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
1999 2000 2001 2002 2003 2004
Corticosteroids
Protopic
Elidel
Focused
Prescriber Base
•10-20% of all
dermatological
visits
•70% of all
pediatric visits to
a dermatologist
Growing
Market with
new,
premium
priced drugs
Family Practice
9%
Internal Med
7%
Allergy
8%
Pediatricians
36%
Dermatologists
31%
Others
9%

ALGRX 1207

ALGRX 1207
IND-enabling studies underway
New chemical class of local anesthetic for
topical analgesia
Deep, rapid penetration of the skin and long
duration of action
Addresses a wide variety of procedures
including:
– Neuropathic pain
– Dermatological surgery
– Surgical incisions

Percent complete
anesthesia
0
0
1
2
3
4
5
6
7
8
9
ALGRX 1207

ALGRX 1207:
NOVEL LOCAL ANESTHETIC
Rapid, complete, and long-lasting topical anesthesia
without exotic delivery
Unique non-clinical results in relevant models
Time (minutes)
after single application
Time (hours)
after single application
Rapid Onset of
Complete Anesthesia
Long Duration of
Pain Relief
Lidocaine
0
20
40

0 10 20 30
ALGRX 1207

ALGRX 1207:TARGET MARKET
Drug
2004 US
Sales
($ in MM)
Patient
Cost/
Year
OxyContin $1,500 $2,730
Neurontin $2,198 $2,430
Duragesic $1,266 $2,420
Lidoderm $309 $1,450
Drug
2004 US
Sales
($ in MM)
Patient
Cost/
Year
OxyContin $1,500 $2,730
Neurontin $2,198 $2,430
Duragesic $1,266 $2,420
Lidoderm $309 $1,450
Neuropathic pain
HIV and AIDS
pain
Diabetic
neuropathic pain
Post herpetic
neuralgia
Chemotherapy-
induced
neuropathy

For additional information about the proposed merger of Corgentech and AlgoRx, please visit www.corgentech.com and the other sources described in our forward looking statement slide.